Exhibit 77(d)

Policies with respect to Security Investments

Effective April 30, 2012, the Portfolios’ investment strategies were revised to include the following:

A Portfolio may periodically deviate from the Target Allocations based on an assessment of the current market conditions or other factors. Generally, the deviations fall in the range of +/-10% relative to the current Target Allocations. The adviser may determine, in light of market conditions or other factors, to deviate by a wider margin in order to protect a Portfolio, achieve its investment objective or to take advantage of particular opportunities.